Exhibit 12.1
Exterran Partners, LP
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands of dollars) unaudited)

				Period from
				June 22, 2006
				through
	9 Months Ended	Years Ended December 31,		December 31,
	9/30/09	2008	2007	2006
	(In thousands)
Income:
Income from continuing operations before income taxes	$11,891	$30,402	$19,672	$2,705

Add:
Interest on indebtedness, amortization of capitalized interest and amortization of capitalized debt expense and discount	14,663	18,039	11,658	1,815
Leasing expense and the estimated interest factor attributable to rents	1,674	2,038	570	63

Income as adjusted	28,228	50,479	31,900	4,583

Fixed charges:
Interest on indebtedness, amortization of capitalized expenses and discount and capitalized interest	14,663	18,039	11,658	1,815
Leasing expense and the estimated interest factor attributable to rents	1,674	2,038	570	63

Total fixed charges	16,337	20,077	12,228	1,878

Ratio of earnings to fixed charges	1.73	2.51	2.61	2.44